Carter Ledyard & Milburn LLP

Counselors at Law

November 17, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Gilat Satellite Networks Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 File No. 0-21218

Dear Mr. Spirgel:

        On behalf of our client, Gilat Satellite Networks Ltd. (the “Company”), we are submitting this letter in response to the conference call with Staff of the Securities and Exchange Commission (the “Commission”), held on Thursday, November 10, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

        The Company was awarded two public tenders for the provision of basic public telephony and internet services (the “Compartel Projects”). The bids, which were divided into a total of seven different regions, awarded the Company a subsidy (the “Subsidy”) for the installation, operation and maintenance of network infrastructure (for telephony or internet access, depending on the project and the region) and for the provision of telecommunication services in rural municipal centers for a period of six years.

        As discussed in our call, the Staff is advised there is nothing in the agreements for the Compartel Projects that specifically allocates any particular portion of the Subsidy to the creation of the network or otherwise. In addition, no portion of the Subsidy is specifically allocated to development costs. Rather, despite the operational milestones pursuant to which money is received and released to the Company, all of the Subsidy is intended for the overall subsidization of the project, based on the premise that the rural telephony in Colombia serves underprivileged and needy communities that will not be able to pay for the services at levels that would justify a private entity such as the Company to establish and operate a network.

        As required by the Compartel Projects’ bid documents, the Company established the Trusts and entered into governing Trust Agreements (one for each project awarded) (collectively, the “Trust Agreements”). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the Subsidy until they are released in accordance with the terms of the Subsidy and paid to the Company as described below. The Trusts are a mechanism to allow the Government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document for the project and the terms of the Subsidy. The Company operates the network and generates revenues from the Subsidy (and, once the network is operational, directly from users of the network).

        Pursuant to the Trust Agreements, the Subsidy is transferred by the government directly to the Company, and the Company is obligated to immediately transfer the Subsidy funds to the Trust. The Subsidy is not equity in the trust that is equity in legal form. The Trust and the Company can use the Subsidy only for the Compartel Projects.

        In creating the networks and operating them, the Company is committed to selling equipment to the Trust and to hiring and paying subcontractors for work they provide relating thereto. The Trust then pays invoices (whether to the Company or to subcontractors) for the equipment and services rendered. The assets are booked as the Trust’s fixed assets, and related depreciation is recognized as expenses in the Trust.

        Release of the Subsidy from the Trusts as payment to the Company or to the Company’s subcontractors can only occur as certain operational milestones are reached. Once these milestones are met, the Trust releases funds based upon payment requests presented by the Company (either for its own equipment and services or for those of subcontractors). At the end of the project, the Company assumes the ownership of the assets in the Trust and is entitled to all remaining amounts in the Trust.

The Trust Agreements provide that:

1.	The initial payment of the Subsidy is to be made to the Company. The Company is to automatically contribute those funds to the Trust (through a direct assignment of the government funds by the Company to the Trust).

2.	The Company is the sole beneficiary of the Trust, except upon unilateral termination of the project, which can only take place under remote circumstances. In that case, if the Company is responsible for such termination, the assets of the Trust will be transferred to the government.

3.	The Company is the Trustor of the Trust.

4.	The Trust makes payments solely according to instructions from the Trustor.

5	A Trust Committee oversees payments made by the Trust so that they are made in accordance with the bid guidelines. The Committee is comprised of the following six members:

a.	Two representatives from the Company;

b.	One representative from the Government; and

c.	Three unrelated parties – an Auditor, a delegate from the trust company and an engineer appointed by the trust company.

The Company’s representatives are the only members of the committee with voting rights. The government representative may raise issue with the way in which the funds in the Trust are being spent, to the extent the expenditures do not contribute to the goals of the Compartel project. The government representative has never raised such issues, however, in this remote event, even if they were to raise such issue, this does not affect beneficial ownership of the funds which remain with the Company.

6.	The Trustor (the Company) is responsible for the selection of all subcontractors and for the timely payment of all expenses related to the Compartel Projects. Payments to such subcontractors are made from the funds in the Trust. If the Trust is unable to pay expenses for any reason, the Company is directly liable for such payments.

7.	The Company is responsible for execution of all service agreements necessary for execution of the Compartel Projects.

8.	The Company bares all responsibilities relating to payment to third parties, cost of litigation and fulfillment of the Compartel Projects. Fines, interest, sanctions and costs, if relevant, will be paid by the Company (and not reduced from funds in the Trust).

Paragraph 5(a) of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46(R)”) provides that:

o	An entity is a variable interest entity (“VIE”) if its total equity investment at risk is not sufficient to permit entity to finance its activities without additional subordinated financial support, and

o	Investments in the Entity are only considered equity if they are reported as equity in entity’s financial statements.

As discussed above, the Subsidies that are transferred to the Trusts are not equity in the Trusts that is equity in legal form. As there are no other equity contributions to the Trusts, the Trusts’ equity can not be considered sufficient to permit the Trusts to finance their activities without subordinated financial support (as defined in FIN 46(R). Thus the Trusts are VIEs.

        The Company has determined that the Company is the FIN 46 primary beneficiary of the Trusts and is therefore required to consolidate the Trusts based on the following

1.	The Company will absorb the majority (in fact, substantially all) of the Trusts’ expected loss and return, which results from:

a.	Changes in the fair value of the equipment held by the Trust (assigned to the Company at the end of the 6 years term of the contract),

b.	Increases and/or decreases in its costs related to the fixed price contract for the construction, maintenance and operation of the network, which will significantly affect the Company’s income from the Compartel Projects and the variability of the related cash flows.

The Company considered the possibility of the failure of the project, which would result in the absorption of variability by both the Company and the Government, but considered it remote based on the history of similar projects. In the event of such a failure, the Government would not receive the benefits (i.e., providing working phone service for its people) that it bargained for in exchange for its payment of the Subsidy.

2.	If the Trust is unable to pay for expenses for any reason, the Company is directly liable for such payments.

3.	All the funds released from the Trust are released only to the Company or subcontractors of the Company as instructed by the Company. The Trust’s responsibilities are limited to ensuring that the resources contributed to the Trust are used in accordance with the Compartel project agreement.

4.	The Company is subject to penalties under the agreement governing the Compartel project. If such penalties would be applied, they would not be taken from the Trust funds but rather, they would be charged to the Company entity that was awarded the project.

5.	The Company is the beneficiary of the Trust.

6.	On top of the government subsidy, the Company also exercises its right to generate revenues from the use of the Compartel network it operates. Those revenues are being managed and recognized in the Company’s books, and the collection for those revenues is being made directly form other third party customers.

        In summary, the Company is the entity that that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, and as such, is the primary beneficiary as described in FIN 46, and therefore has consolidated the Trusts.

        Please do not hesitate to contact me at (212)238-8605 or Rachel Prishkolnik, Corporate Secretary and Legal Counsel at (972) 3 929-3020 with any questions or comments you may have.

Very truly yours,

Steven J. Glusband

SJG:sr

Attachments

cc:       Ms. Tal Payne, Chief Financial Officer, Gilat Satellite Networks Ltd.
            Rachel Prishkolnik, Corporate Secretary and Legal Counsel, Gilat Satellite Networks Ltd.